

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 23, 2009

VIA U.S. MAIL AND FAX (602) 343-5360
Mr. Daniel E. Bachus
Chief Financial Officer
Grand Canyon Education Inc.
3300 W. Camelback Road
Phoenix, Arizona 85017

> **RE:** **Grand Canyon Education Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-34211**

Dear Mr. Bachus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director